

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2022

Ben Silbert
General Counsel and Secretary
Avista Public Acquisition Corp. II
65 East 55th Street, 18th Floor
New York, NY 10022

> **Re: Avista Public Acquisition Corp. II**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 13, 2022**
> **File No. 333-264525**

Dear Mr. Silbert:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 27, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-4 filed June 13, 2022

Questions and Answers
Is the completion of the merger subject to any conditions?, page 17

1.   We note your revised disclosure in response to comment 2. Please revise your disclosure to state that you will resolicit (in addition to recirculate) if the condition to receive either tax opinion is waived and the change in tax consequences is material.

How does the Sponsor intend to vote its shares?, page 34

2.   We note your response to comment 3, as well as your revised disclosure that "such purchased securities will not be voted in favor of approving the Business Combination <u>by such purchaser</u>" (emphasis added). Please revise your disclosure to clarify that the

purchased securities will not be voted in favor of approving the Business Combination by the SPAC sponsor or its affiliates, or any other third party which would vote at the direction of the SPAC sponsor or its affiliates.

Ownership of APAC following Business Combination, page 46

3.   We note your response to comment 4, as well as your amended disclosure that "[r]egardless of the extent of redemptions, the shares of New OmniAb Common Stock owned by non-redeeming shareholders will have an implied value of $10.25 per share immediately upon consummation of the Business Combination." Please revise to take into account the impact of the money in the trust account based on redemptions and the post-transaction equity value of the combined company. Your disclosure should show the impact of certain equity issuances on the per share value of the shares, including the exercises of public and private warrants, the issuance of the earnout shares and the issuance of shares under the new incentive plan and employee stock purchase plan under each redemption scenario.

4.   We also note the sensitivity table setting forth certain additional sources of dilution but excluding "the proposed share reserves under the 2022 Plan and the ESPP" and that such aggregate share reserves "will represent 14% and 1.5%, respectively, of fully diluted shares of New OmniAb Common Stock." Your disclosure elsewhere (e.g., page 123) indicates that the issuance of such shares, once vested and settled or exercised, as applicable, will dilute APAC shareholders. Please revise to account for such shares as a source of dilution here and make conforming changes throughout the proxy statement/prospectus.

Background of the Business Combination, page 169

5.   In response to comment 17, your revised disclosure states that you declined to pursue a transaction with a potential target due to its early stage of commercialization. Please explain how this differs from the current stage of commercialization for OmniAb.

6.   We note your response to comments 21 and 22, as well as your amended disclosure that APAC received "input from Ligand's representatives regarding a valuation that would be acceptable to Ligand." We also note your disclosure that "Ligand negotiated for an increase to the pre-money equity valuation of OmniAb for purposes of the proposed transaction, due to its view of the expected growth in the OmniAb business as opposed to that of the Ligand business (other than OmniAb), and the market performance of certain comparable companies." Please provide a more robust discussion of how Ligand valued OmniAb and assessed APAC's initial valuation proposal. In particular, please explain the process through which Ligand assessed "the market performance of certain comparable companies," and include the comparable company analysis in the proxy statement/prospectus, as you do for the analysis reviewed by APAC's board on page 180.

7.   Please discuss the "presentations for the Ligand Board" that Credit Suisse developed according to your disclosure on page 190, and provide us with your analysis of

whether such presentations or other materials prepared by Credit Suisse would fall within the purview of Item 4(b) of Form S-4. To the extent that Ligand's board considered such presentations in its evaluation of the business combination, please also discuss such presentations in the section entitled "The Ligand Board's Reasons for the Business Combination."

8. We also note your disclosure on page 169 that "APAC did not hire a financial advisor," but you also maintain your disclosure on page 120 that there was "information and advice received from APAC's management and APAC's <u>advisors</u>, in valuing OmniAb" (emphasis added). Please reconcile this disclosure by clarifying whether any outside advisors assisted in valuing OmniAb.

9. We note that at various meetings in February and March, representatives of APAC and Ligand discussed OmniAb's business model, capabilities, customers, key performance indicators, the competitive landscape, research and development opportunities, planned projects, intellectual property strategy and acquisition strategy. Please revise your disclosure to discuss what in particular was discussed with respect to these topics, as well as the relevant positions of each party and how these topics influenced the terms of the transaction. Please also discuss what in particular was considered with respect to the financial projections for OmniAb.

10. We note your disclosure on page 182 of the reasons supporting the APAC Board's decision to recommend the transaction. Please revise the Background to disclose the Board's discussions relating to these factors and how they supported the conclusions reached by the Board. For example, the disclosure indicates that the APAC Board reviewed industry trends and industry factors indicating that OmniAb is expected to have continued growth potential in future periods, and that diligence investigations and analyses of the industry supported the view that the OmniAb business is one of the leaders in the field, has one of the strongest track records among peer companies, and has increased safety relative to peer companies. Please also include any relevant discussions relating to the potential for commercial growth, the approval of partners' product candidates, and the potential payments of milestones and royalties. Please ensure your discussion includes both positive and negative discussions by the Board and how these factors influenced the negotiations and terms of the transaction.

11. Please provide the information required by Item 4(b) of Form F-4 for the due diligence memorandum provided by Malk Sustainability Partners to APAC, or tell us why you believe this is not required.

Projected Financial Information, page 178

12.   We note your disclosure that because the projected growth rate begins to stabilize in 2045, this was an appropriate year end to apply a terminal value calculation. It is unclear why the possible stabilization of revenue is a reason to extend the projected growth rates in excess of 20 years. Please revise to further explain the basis for providing projected growth rates through 2045.

13.   We note your response to comment 27, as well as your amended disclosure. In connection therewith:
   • We note your disclosure that "[t]he majority of the projected milestones and royalties in the first half of the projections (through 2034) are derived from existing partners and pre-existing license agreements." Disclose a range of royalty rates used in the assumptions as well as assumed milestone payments, and discuss how royalty terms and agreement termination dates were considered in your assumptions. The level of detail provided must be sufficient enough for an investor to understand the reasonableness of the assumptions underlying the projections as well as the inherent limitations on the reliability of projections in order to make informed investment decisions.
   • We note that footnote (1) indicates that "[r]evenue estimates may include the receipt of certain milestone payments," but your discussion of "unit economics" indicates that you are also using royalty rates by revenue in your calculations. Please revise such footnote to clarify the role of royalty rates.
   • With respect to the "later years" up to 2045, please quantify the "future programs" and "future partners" by year and similarly describe the assumed payment types for each future partner. Please also explain how you determined estimated terms of the agreements for new programs, and disclose a range of assumed royalty rates used as well as assumed milestone payments.
   • Please disclose whether you used a cumulative probability success rate of 12.1% for all programs. If so, please explain why you believe that such a success rate applies regardless of the stage of development or the target indication of the product candidate. If not, please disclose the success rate used for various stages of development, including product candidates in various stages of clinical trials. Explain the qualitative and quantitative factors that you used in evaluating the "typical industry probabilities" and address how the probability rate here impacts the reliability of the projections.
   • Please disclose whether market and/or geographic region were considered in the projections, such as projected market growth rates or the anticipated share of the total estimated market. If so, please identify the particular assumptions used, including whether the assumptions differed by target indication, and disclose the projected market growth rates and projected market rate penetrations. If you did not consider the market and/or geographic region, please disclose why.

14. Please specify the particular milestone that will trigger payment of the $25 million payment of teclistamab. Please also disclose the precise status of teclistamab in the FDA approval process, including the date that Janssen Biotech submitted the Biologics License Application to the FDA and the current status of the FDA's review process. Please explain why the projections assume that the FDA will grant the Biologics License Application. Please provide similar disclosure in the section entitled "Information About the OmniAb Business." Please explain in that section that teclistamab received Breakthrough Therapy Designation from the FDA, including an explanation of what this means and the benefits that teclistamab will receive in the FDA approval process, such as rolling review. Please indicate the current stage of clinical trials for teclistamab, and clarify whether trials will continue even if the Biologics License Application is approved. Please also clarify whether Breakthrough Therapy Designation or the BLA can be rescinded based on future results of clinical trials or post-marking information.

Certain Financial Analysis, page 180

15. We note your response to comment 28, as well as your amended disclosure. Please also revise to explain how you determined the enterprise value for each of the comparable companies (e.g., through payments from research and services, milestones or royalties).

The APAC Board's Reasons for the Approval of the Business Combination, page 181

16. We note your disclosure that the "APAC Board did not consider, or request access to, any additional valuation-related materials that had been prepared in connection with OmniAb's initially contemplated IPO" (emphasis added). We reissue the comment in-part. Please revise to address whether the APAC board considered or received any valuation-related information in connection with the OmniAb's initially contemplated IPO (emphasis added).

Interests of APAC's Directors and Executive Officers in the Business Combination, page 185

17. We note your response to comment 33, as well as your amended disclosure, and we reissue the comment in-part. Please quantify the aggregate dollar amount of what the sponsor and its affiliates have at risk that depends on completion of a business combination, including the value of all securities held, the out-of-pocket unpaid reimbursable expenses, any fees due (including the $26,129 related to the administrative services agreement), and any loans that have since been extended (including the $750,000 Promissory Note). Provide similar disclosure for the company's officers and directors and make conforming changes in appropriate places throughout the proxy statement/prospectus.

The Ligand Board's Reasons for the Business Combination, page 189

18. Please address the consideration by Ligand's board of the merger consideration and earnout shares, and also disclose what materials/information the board reviewed in

making its recommendation (e.g., its "view of the expected growth in the OmniAb business," as well as its review of "the market performance of certain comparable companies," each of which are discussed on page 172).

19.   We note your risk factor disclosure on page 115 that discusses Ligand and OmniAb's decision to retain Credit Suisse as their financial and capital markets advisor. Please discuss such decision here and address whether Ligand's board considered Credit Suisse's conflict of interest in light of the deferred underwriting commission that Credit Suisse will earn pursuant to its underwriting agreement with APAC if the business combination closes. In connection therewith, please also revise the section entitled "The APAC Board's Reasons for the Approval of the Business Combination" to address whether APAC's board considered such conflict.

Involvement of Book-Running Manager of APAC's Initial Public Offering in the Business Combination, page 190

20.   We note your response to comment 20, as well as your amended disclosure on page 90 that "[u]p to $3.0 million of the underwriting fee will be fully creditable (to the extent paid) against the" advisory fee of $3.4 million that Credit Suisse will receive as financial advisor to Ligand and OmniAb. We reissue the comment in-part. Please quantify the aggregate fees payable to Credit Suisse upon completion of a business combination, as well as the aggregate fees that would have been payable without the foregoing credit. Please make conforming changes in your risk factor disclosure on page 115 and also discuss the $3.4 million advisory fee in such risk factor. Last, please revise to also disclose whether there any fees paid, due or anticipated to be due in connection with Credit Suisse's advisory role to Ligand and OmniAb in its previously contemplated separation transaction prior to Credit Suisse's engagement in connection with this proposed business combination, and quantify such amount to the extent applicable.

21.   We note your disclosure that Credit Suisse "will be entitled to receive 50% of the $8,050,000 of the aggregate deferred underwriting commissions therefrom in connection with the consummation of APAC's initial business combination." Please revise to clarify whether Credit Suisse will only be receiving 50% or if it is possible that it will receive up to 100% of the deferred underwriting commissions. To the extent that other third-parties are receiving the remaining 50%, please identify such parties and their role in the business combination, as well as management's decision to allocate such deferred fees to such parties. In this regard, we note that APAC's amended registration statement on Form S-1, filed July 28, 2021, discloses that the remaining 50% "may be paid to third parties not participating in this offering (but who are members of FINRA) that assist us in consummating our initial business combination" and that "[t]he election to make such payments to third parties will be solely at the discretion of our management team, and such third parties will be selected by our management team in their sole and absolute discretion." To the extent that there are third-parties receiving such fees, please also revise this registration statement in applicable places, including the background section.

In this regard, it appears that you are still accounting for the full deferred fee of $8,050,000, as we note your unaudited pro forma takes such fee into account as a liability on page 69.

22. Please disclose how the fee credit was obtained, whether Credit Suisse provided APAC, Ligand or OmniAb with any reasons for the credit, and why such parties agreed to the credit. If there was no dialogue and the parties did not seek out the reasons why Credit Suisse is crediting the deferred fee against the advisory fee, despite already completing their services, please indicate so in your registration statement. Further, revise your risk factor disclosure on page 115 to explicitly clarify that Credit Suisse has performed all their obligations to obtain both the deferred underwriting fee and the advisory fee and therefore is gratuitously waiving the right to be compensated in-part due to the credit, and address whether such fee credit is unusual in nature and whether this impacted APAC's and Ligand's evaluation of the business combination.

23. We note that Credit Suisse was an underwriter for the initial public offering of APAC and it is advising on the business combination transaction. Please tell us, with a view to disclosure, whether you have received notice from Credit Suisse about it ceasing involvement in your transaction and how that may impact your deal or the deferred underwriting compensation owed to Credit Suisse for the APAC's initial public offering.

Material U.S. Federal Income Tax Consequences to APAC Shareholders
Material U.S. Federal Income Tax Consequences to Ligand stockholders of the Distribution and of the Merger, page 216

24. We note your response to comment 35 that Latham & Watkins LLP will file a long-form Exhibit 8 tax opinion with respect to the tax consequences to Ligand stockholders of the Distribution and of the Merger and that Weil, Gotshal & Manges LLP will also provide an Exhibit 8 tax opinion with respect to the tax consequences of the Domestication and the tax consequences of the Merger to Ligand stockholders. Please revise the prospectus disclosure to indicate that counsel is providing such an opinion, identify each material tax consequence and discuss counsel's opinion as to each identified tax item and the basis for such opinion. In this regard, we note your disclosure summarizes the conclusion of the anticipated tax opinion to be provided by each of Latham & Watkins LLP and Weil, Gotshal & Manges LLP as closing conditions, but your disclosure does not itself state that counsel has opined that the Distribution will qualify as a reorganization within the meaning of Sections 368(a)(1)(D) and 355(a) of the Code, that the Merger will not cause Section 355(a) of the Code to apply to the distribution, that the merger will be treated as a reorganization under Section 368(a) of the Code, and that the Domestication qualifies as a reorganization until Section 368 of the Code. Last, please confirm whether Weil, Gotshal & Manges LLP will also be providing a long-form opinion, as it appears so based on the deletion of their name on page 217 when discussing the tax consequences of the domestication. Please refer to Section III.C of Staff Legal Bulletin No. 19.

25. We note your disclosure that investors should rely solely upon their tax advisors. While you may recommend that investors consult their own tax advisors, it is inappropriate to state that investors should rely upon their own tax advisors. Please revise accordingly. Refer to Staff Legal Bulletin 19.

26. Please revise your discussion throughout the proxy statement/prospectus where you discuss the intended tax treatment of the Distribution and Merger to state that counsel has provided an opinion that these transactions will qualify as reorganizations under the application section of the Code.

Information About the OmniAb Business, page 251

27. Please revise your disclosure to clearly disclose early in the Overview that you do not control the progression, clinical development, regulatory strategy or eventual commercialization of any of the therapeutic candidates developed using your platform, as disclosed on page 79. Please state clearly that your future success and the potential to receive milestones and royalties are entirely dependent on your partners' efforts over which you have no control, and that if your partners determine not to proceed with the future development of a drug candidate discovered or initially developed utilizing your platform, you will not receive the benefits of the partnerships. Please also disclose the extent to which you have access to information related to clinical trial results, serious

adverse events, and ongoing communications with the FDA relating to partners' current programs or the extent to which partners are required to provide you with this information.

28. Given that you do not control the progression, clinical development, regulatory strategy or eventual commercialization of any of the therapeutic candidates that are developed using your platform, it is not appropriate to present these products and product candidate in a pipeline table. Please revise the proxy statement/prospectus to remove the pipeline table from the disclosure. You may consider including textual disclosure to describe these collaborations and relationships, but tabular disclosure as a pipeline chart is not appropriate.

29. Where you note that you have 25 OmniAb-derived antibodies in clinical development and two approved products in China, please revise your disclosure to clarify the antibodies and approved products are those of your partners.

30. Please disclose the number of customers with which you have entered into collaboration agreements that provide for downstream success-based payments versus those with which you have platform license agreements but do not receive downstream success-based payments.

31. Please disclose when you expect to begin receiving royalty payments from the sales of zimberelimab and sugemalimab in China. To the extent such payments are material to your results of operations, please disclose the royalty percentage in a range not to exceed 10%, and provide an estimate, to the extent known, of your anticipated royalty payments.

32. We note your reference here, and elsewhere in the proxy statement/prospectus, to your "validated discovery platform." Please tell us why you believe it is appropriate to state that your platform has been validated give that out of 260 active programs, only 25 have advanced to clinical trials and only two have been approved for commercialization in China.

33. Please disclose the total amount of payments received (or paid) to date under (i) the Antibody License Agreement with CNA Development LLC, (ii) the Research, Development and Commercialization Agreement with the Cystic Fibrosis Foundation and (iii) the Amended and Restated License Agreement with F. Hoffman-La Roche Ltd and Hoffman-La Roche Inc. Additionally, please disclose the current status of such agreements (e.g., research, compound identification, clinical development, or commercialization). Last, please tell us when you expect to begin paying the CFF milestone payments and whether you have other obligations similar to these milestone payment obligations and whether you are participating in a development or commercialization role in agreements other than the one with CFF.

OmniAb Management's Discussion and Analysis

Liquidity and Capital Resources

Cash Flow Summary

Cash Provided by (Used in) Operating Activities, page 294

34.   Your disclosure for the three months ended March 31, 2022 partially attributes the change to your working capital accounts to be due to an increase in accounts receivable, when the balance sheets show a decrease. Similarly, for the year ended December 31, 2021, you partially attribute the change to your working capital accounts to be due to a decrease in deferred revenue, when the balance sheets show an increase. Please review your cash flow summary disclosures for accuracy and revise accordingly.

Index to Financial Statements, page F-1

35.   Please include page references to OmniAb, Inc.'s unaudited condensed consolidated financial statements for the period ended March 31, 2022.

Combined Statements of Cash Flows, page F-46

36.   Please revise the other changes in operating assets and liabilities line item to present changes in other assets separately from other liabilities and further breakout any material components. Refer to ASC 230-10-45-7 and 45-29.

37.   Your accounts receivable and deferred revenue balances both increased from December 31, 2020 to December 31, 2021. Please tell us how these increases resulted in an accounts receivable cash inflow and a deferred revenue cash outflow for the year ended December 31, 2021.

        You may contact Abe Friedman at 202-551-8298 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Erin Jaskot at 202-551-3442 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Jackie Cohen